UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Dismissal of Litigation Regarding Stratasys Shareholder Rights Plan

As previously reported by Stratasys Ltd., an Israeli company (the “Company” or “Stratasys”), on April 25, 2023, Stratasys and its then-current board of directors had been named as defendants in an action filed by Nano Dimension Ltd. (“Nano”), a shareholder of Stratasys, in the Tel-Aviv District Court, related to Stratasys’ shareholder rights plan (the “Action”). For a summary of the proceedings related to the Action and Stratasys’ counter-action, through May 29, 2024, please see Note 12 (“Contingencies”) to Stratasys’ financial statements for the quarter ended March 31, 2024 at the following link: https://www.sec.gov/ix?doc=/Archives/edgar/data/1517396/000162828024025679/ssys-20240331_d2.htm

    On July 1, 2024, at Nano's request, and with the defendants’ consent, the Tel-Aviv District Court dismissed, without prejudice or costs, the subject court proceedings.

Incorporation by Reference

The contents of this Form 6-K are incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-270249, and 333-277836, filed by the Company with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022, March 3, 2023 and March 12, 2024, respectively, and Form F-3, SEC file number 333-251938, filed by the Company with the SEC on January 7, 2021, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: July 1, 2024	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer